

07008271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED OCT 0 2 2007

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hollis M. Lamon 770-951-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamon & Stern, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public My commission expires Aug. 9, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMON & STERN, INC.

FINANCIAL STATEMENTS
June 30, 2007



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the accompanying statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.
Certified Public Accountants

August 22, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 372,335
Commissions receivable	366,400
Other receivables	6,574
Prepaid expenses	1,500
Income taxes receivable	31,085
Total Current Assets	777,894
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $44,353	9,555
DEPOSIT WITH CLEARING AGENT	25,000
DEFERRED INCOME TAXES	64,617
Total Assets	$ 877,066

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accrued commissions	$ 186,338
Accrued soft dollar commissions	73,747
Accrued expenses	81,000
Total Current Liabilities	341,085
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding	500
Paid-in capital	6,149
Retained earnings	529,332
Total Stockholder's Equity	535,981
Total Liabilities and Stockholder's Equity	$ 877,066

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF INCOME
For the Year Ended June 30, 2007

REVENUES:	
Commission	$ 2,529,785
Soft dollar commission	1,547,961
Total Revenues	4,077,746
EXPENSES:	
Commission	1,671,376
Soft dollar	1,265,981
Salaries	627,587
Management fees	470,880
Miscellaneous	293,370
Total Expenses	4,329,194
TOTAL OPERATING LOSS	(251,448)
OTHER INCOME (EXPENSE):	
Interest income	8,317
Interest expense	(873)
Gain on sale of investment	11,651
Total Other Income	19,095
LOSS BEFORE INCOME TAXES	(232,353)
INCOME TAX BENEFIT	96,576
NET LOSS	$ (135,777)
NET LOSS PER SHARE	$ (271.55)

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2007

	Common Stock						
	Shares		Amount		Paid-In Capital		Retained Earnings
BALANCE, June 30, 2005	500	$	500	$	6,149	$	665,109
Net loss	-		-		-		(135,777)
BALANCE, June 30, 2006	500	$	500	$	6,149	$	529,332

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from brokerage commissions	$	4,096,185
Cash paid for commissions and other expenses		(4,266,324)
Interest received		8,317
Interest paid		(873)
Income taxes		3,028
Net Cash Used In Operating Activities		(159,667)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of investments		52,451
DECREASE IN CASH AND CASH EQUIVALENTS		(107,216)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		479,551
CASH AND CASH EQUIVALENTS - END OF YEAR	$	372,335

RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:

Net loss	$	(135,777)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,551
Gain on sale of investment		(11,651)
Change in:		
Commissions receivable		24,081
Other receivables		(5,642)
Deferred income tax asset		(64,617)
Income tax refund receivable		(28,785)
Income taxes receivable		(146)
Accounts payable and accruals		81,000
Accrued commissions		(19,681)
Net Cash Used In Operating Activities	$	(159,667)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2007

1. GENERAL

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of the National Association of Securities Dealers.

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer, and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession or control requirements under SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payable.

The Company maintains its cash accounts in a commercial bank in Atlanta, Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents exceeding federally insured limits totaled $122,335 at June 30, 2007.

Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years and leasehold improvements over thirty-one and one-half years using the straight-line and accelerated methods.

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2007, one customer accounted for approximately 15% of the revenues.

Soft dollar commission income is derived when an institutional investor executes a stock trade through the Company in exchange for the Company paying a bill. Soft dollar commission income, and the related soft dollar commission expense, is accounted for on a trade date basis.

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Earnings per share is calculated using the Company's net loss after tax divided by total number of common stock shares issued and outstanding.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis; however, as of June 30, 2007, the net capital ratio was .94 to 1, and net capital was $363,214, which exceeded the minimum net capital requirements by $113,214.

4. RELATED PARTIES

The Company leases its office space on a month to month basis for $1,500 a month from the father of the stockholder. The lease expires in December 2007. The Company shares office space with other entities owned by the stockholder. The father of the stockholder is also a registered security representative for the Company.

5. MANAGEMENT FEES

The Company paid management fees totaling $444,380 to its stockholder during the year. The management fees paid are determined on a discretionary basis by the Company.

6. INCOME TAXES

The Company's deferred income tax asset at June 30, 2007 consists primarily of the estimated income tax benefit from a net operating loss carryforward of approximately $232,000. No valuation allowance for the realization of this asset is considered to be necessary as management considers the usage of the net operating loss carryforwards to be more likely than not. The Company's net operating loss carryforwards begin expiring in 2028.

Income tax expense differs from the amount expected because of graduated income tax rates and nondeductible expenses.



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements and possession or control requirements at June 30, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

August 22, 2007

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

LAMON & STERN, INC.

SUPPLEMENTARY DATA
June 30, 2007

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2007	$	535,981
Less non-allowable assets		(172,767)
Net Capital	$	363,214

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	508,058
Audit adjustments that affect net capital:		
Adjustment of accounts receivable		96,718
Adjustment of commission payable		(160,562)
Adjustment of accounts payable		(81,000)
Net Capital Per Above Computation	$	363,214

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA	$	616,208
Audit adjustments that affect stockholder's equity:		
Increase in commission income		96,718
Increase in commission payable		(160,562)
Increase in operating expense		(81,000)
Increase in deferred income tax assets		64,617
Stockholder's Equity Per Audited Financial Statements	$	535,981

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accrued commissions	$	260,085
Accrued expenses		81,000
Total Aggregate Indebtedness	$	341,085
Ratio of Aggregate Indebtedness to Net Capital		.94 to 1

LAMON & STERN, INC.

SUPPLEMENTARY DATA
June 30, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Lamon & Stern, Inc.** (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.
Certified Public Accountants

August 22, 2007

END